Exhibit 5


                [METROPOLITAN LIFE INSURANCE COMPANY LETTERHEAD]





January 14, 2000



By Hand

Board of Directors
Conning Corporation
700 Market Street
St. Louis, Missouri 63101

Gentlemen:

            This letter will serve to set forth in writing the general outline of the transaction we are proposing (the "Proposed Transaction") between Metropolitan Life Insurance Company ("MetLife") and Conning
Corporation ("Conning").

            In conjunction with our acquisition of GenAmerica Corporation ("GenAmerica"), and therefore indirectly a controlling interest in Conning, we have been considering the most effective way to partner with Conning going forward, as well as how best to arrange for the management of the general account assets of General American Life Insurance Company ("GALIC") currently managed by Conning. With regard to the former, MetLife recognizes Conning's premier position in the marketplace, and believes the addition of Conning will further enhance MetLife's asset management capabilities. In connection with the latter, we have determined that while MetLife has the highest regard for the asset management expertise of Conning, MetLife will assume the management of the general account assets of GALIC, as is its right under the investment management agreement between GALIC and Conning. This action is consistent with MetLife's general policy of managing the general account assets of its insurance affiliates, which we consider to be a highly efficient approach.

            As to the remainder of Conning's business, we have determined that it would be desirable if Conning becomes a wholly owned subsidiary of MetLife, and accordingly are proposing to acquire all of the publicly held shares of common stock of Conning Corporation not currently held by GALIC.

            Form of Transaction. The Proposed Transaction would include as its first step a tender offer by a newly formed subsidiary of MetLife for up to all of the outstanding shares of Conning common stock, other than those held through GenAmerica, at a cash





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Board of Directors
January 13, 2000
Page 2


price per share of $10.50. This price represents a premium of 21% to the average of the closing prices of Conning's stock over the past 20 days.

            The offer would be conditioned on the valid tender and non-withdrawal of sufficient shares of Conning common stock to increase MetLife's ownership (including through GenAmerica) to in excess of two-thirds of the fully diluted shares of Conning common stock. Promptly following consummation of the tender offer, the remaining shares of Conning common stock would be acquired at the same cash price per share as a result of a merger between Conning and a subsidiary of MetLife.

            The Proposed Transaction would be effected pursuant to a merger agreement in form and substance customary for transactions of this sort, which would be entered into only following approval and recommendation by the unaffiliated members of the Conning Board of Directors, who we would expect to serve as a Special Committee of the Board in connection with the consideration of the Proposed Transaction, and only upon the receipt by Conning of an opinion from your independent financial advisor as to the fairness from a financial point of view of the Proposed Transaction to the shareholders of Conning unaffiliated with MetLife or GenAmerica. Approval by MetLife's Board of Directors would also be a condition to entering into the merger agreement.

            Please understand also that MetLife is not interested, under any circumstances, in selling its interest in Conning.

            Management. We are keenly aware of the paramount importance of management in the success of Conning to date, and we would necessarily be counting on the existing management team to be firmly committed to Conning's continuing prosperity. As a part of the Proposed Transaction, we would expect to put in place arrangements with existing senior management of Conning to incentivize them on a going-forward basis.

            Financing. The Proposed Transaction is not subject to any financing contingency. MetLife has sufficient funds immediately available to complete the offer and the merger.

            As you know, we and our financial and legal advisors (Credit Suisse First Boston and Wachtell, Lipton, Rosen & Katz) are prepared to meet with the Special Committee and its legal and financial advisors at your convenience to review the Proposed Transaction and anything else that may be of interest or assistance.

            I look forward to continuing to work with you on the Proposed Transaction.


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Board of Directors
January 13, 2000
Page 3



Sincerely,


/s/ Gary Beller
Gary Beller